ReliaStar Life Insurance Company
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated December 3, 2010 to the Contract Prospectus, dated April 30, 2010, as amended.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective July 30, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC. Accordingly, all references to ING Funds Distributor, LLC in the Contract Prospectus are deleted and replaced with ING Investments Distributor, LLC.

Please Note: The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.

Important Information Regarding Fund Changes

1. **Effective August 31, 2010**, the following fund is changed from non-diversified to diversified:
   - ING Clarion Global Real Estate Portfolio

2. **Effective January 4, 2011**, the investment objective for ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income."

3. **Effective after the close of business on or about January 21, 2011**, the following fund name changes, subadviser changes, and investment objective changes will occur:

   The **ING Oppenheimer Global Strategic Income Portfolio** will:
   - Change its subadviser to ING Investment Management Co. ("ING IM"), under an interim-subadvisory agreement;
   - Change its name to ING Global Bond Portfolio; and
   - Change its investment objective to "Seeks to maximize total return through a combination of current income and capital appreciation."

   Subject to shareholder approval, the **ING Pioneer Equity Income Portfolio** will:
   - Change its subadviser to ING Investment Management Co. ("ING IM"), as well as add ING Investment Management Advisors, B.V., and ING Investment Management Asia/Pacific (Hong Kong) Limited as subadvisers;
   - Change its name to ING Large Cap Value Portfolio; and
   - Change its investment objective to "Seeks long-term growth of capital and current income."

   Accordingly, effective after the close of business on or about January 21, 2011, all references to ING Oppenheimer Global Strategic Income Portfolio and ING Pioneer Equity Income Portfolio in the Contract Prospectus are deleted and replaced with ING Global Bond Portfolio and, subject to shareholder approval of ING IM as the new subadviser, ING Large Cap Value Portfolio, respectively.

4. **Effective as of the dates noted above,** the information for the ING Clarion Global Real Estate Portfolio, ING Oppenheimer Global Strategic Income Portfolio, ING Pioneer Equity Income Portfolio and ING Thornburg Value Portfolio appearing in the Contract Prospectus under Appendix IV–Fund Descriptions is deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	Seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Partners, Inc. – ING Global Bond Portfolio *(formerly ING Oppenheimer Global Strategic Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Investors Trust – ING Large Cap Value Portfolio *(formerly ING Pioneer Equity Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co., ING Investment Management Advisors, B.V., and ING Investment Management Asia/Pacific (Hong Kong) Limited	Seeks long-term growth of capital and current income.
ING Partners, Inc. – ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily current income.

Notice of Upcoming Fund Reorganizations

1. The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011, (the "Reorganization Date") the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (S Class)	ING Large Cap Growth Portfolio (Class S)
ING Lord Abbett Growth and Income Portfolio (Class I)	ING Large Cap Value Portfolio *(formerly ING Pioneer Equity Income Portfolio)* (Class I)

Important Information about the Upcoming Fund Reorganizations

- Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Portfolio to any other available subaccount or any available fixed interest option. **See also the Transfers Among Investments Options section of your Contract Prospectus for further information about making transfers, including limits on transfers.**
- On the Reorganization Date, your investment in a subaccount that invests in a Disappearing Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the reorganizations.
- Unless you provide us with alternative allocation instructions, all future allocations directed to the subaccounts that invest in the Disappearing Portfolios after the Reorganization Date will be automatically allocated to the subaccounts that invest in the corresponding Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
>
> 1-877-884-5050

- After the Reorganization Date, each Disappearing Portfolio will no longer exist and all references to them in the Contract Prospectus will be replaced by the corresponding Surviving Portfolio.

2. As a consequence of the reorganization involving the ING Legg Mason ClearBridge Aggressive Growth Portfolio referenced above, effective on the Reorganization Date, Class S of the ING Large Cap Growth Portfolio will automatically be added to your contract as an investment option. Accordingly, effective after the close of business on or about January 21, 2011, the following information regarding the ING Large Cap Growth Portfolio is added to Appendix IV–Fund Descriptions in the Contract Prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus.